UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press release dated August 9, 2016 titled “Nortel Inversora S.A. announces consolidated first half results for fiscal year 2016”

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED FIRST HALF RESULTS

FOR FISCAL YEAR 2016

Buenos Aires, Argentina, August 9, 2016 - Nortel Inversora S.A. (NYSE: NTL)

Nortel Inversora S.A. (“Nortel” or the “Company”) announces consolidated income of AR$ 1,728 million for the six- month period ending June 30 of fiscal year 2016, of which AR$ 950 million correspond to Nortel as parent company of Telecom Argentina S.A. (“Telecom”).

The sole material activity of Nortel is holding 54.74% of the capital stock of Telecom, representing a holding of 55.60% of the voting and economic rights of Telecom as a result of Telecom’s holding of 15,221,373 shares of treasury stock. The holding of such shares of treasury stock has been extended for up to three additional years pursuant to the resolution of the Ordinary and Extraordinary Stockholders Meeting of Telecom held on April 29, 2016.

Relevant Matters

Summary of the Resolutions approved by the Ordinary and Extraordinary General Stockholders Meeting held on April 29, 2016

The Ordinary and Extraordinary General Stockholders Meeting held on April 29, 2016 resolved, among other issues:

1)	to approve the Annual Report and Financial Statements as of December 31, 2015;
2)	to allocate the non-appropriated profit amount as of December 31, 2015, of AR$ 1,891 million, to the already existing Voluntary Reserve for the Future Distribution of Dividends, authorizing the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account the Company’s future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends;
3)	the appointment of the members of the Supervisory Committee for fiscal year 2016.

Dividends Payment

At its meeting held on April 29, 2016, pursuant to the authorization granted by the Stockholders Meeting, the Board resolved to deduct an amount of Argentine Pesos three hundred eighty million (AR$ 380,000,000) from the “Voluntary Reserve for the Future Distribution of Dividends” and to distribute such amount as cash dividends. That was made available to Nortel shareholders as from May 17, 2016.

Other Relevant Matters

Law N° 26,893 and Decree N° 2,334/13 arranged that dividends and profits, in cash or in any kind – except in shares or installments- distributed by companies and other entities established in the country made available as from September 23, 2013, were subject to a withholding tax of 10% excluding dividends perceived by corporations and other local entities, which were still not computable for the purposes of the tax.

N° 27,260 Law derogated the disposition above mentioned so that as from July 23, 2016 all dividends and profits, in cash or in any kind, distributed by companies and other entities established in the country (as in the case of Nortel), whatever their subject beneficiary are not reached by the aforementioned retention.

       María de los Angeles Blanco Salgado

       Officer in Charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 10, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations